GSME ACQUISITION PARTNERS I ANNOUNCES SHAREHOLDER APPROVAL
OF MERGER WITH PLASTEC INTERNATIONAL HOLDINGS LIMITED

Shanghai, China – December 10, 2010 – GSME Acquisition Partners I (OTCBB: GSMXF, GSMEF, GSMWF) (“GSME”), a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the People’s Republic of China, today announced its shareholders have approved the Amended and Restated Agreement and Plan of Reorganization, as amended, with GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI).

The vote to approve the transaction took place today at an extraordinary general meeting of GSME’s shareholders.  After payment to converting shareholders, it is anticipated that approximately $10 million will be disbursed from the trust account to GSME upon the closing of the transaction. The closing is conditioned on Plastec’s board of directors reconfirming its approval of the transaction.  Assuming Plastec’s board reconfirms its approval, the parties expect the closing to occur as soon as possible thereafter.   GSME will then issue another press release announcing the closing.

In connection with the transaction, GSME will change its name to Plastec Technologies, Ltd. and its securities will continue to trade on the OTCBB under the symbols GSMXF, GSMEF, and GSMWF.  GSME has applied to have its securities listed for trading on the NASDAQ Stock Market and will continue to use its commercially reasonable efforts to obtain such listing following the closing.  In addition to approving the merger, the GSME shareholders also approved certain amendments to GSME’s amended and restated memorandum and articles of association.

About GSME Acquisition Partners I

GSME Acquisition Partners I, a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the People’s Republic of China.  GSME consummated its initial public offering on November 25, 2009 and generated aggregate gross proceeds of $36 million.

About Plastec International Holdings Limited

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries.  With over 4,600 employees, Plastec currently operates 6 separate, high-output, low-defect facilities (over 159,000 square meters) in 5 locations in Guangdong province in Southern China and Jiangsu province in Eastern China.  Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

GSME Acquisition Partners I	Page 2
December 10, 2010

Forward Looking Statements

This press release contains “forward-looking statements.”  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the May 25, 2011 outside termination date, conditions to closing contained in the merger agreement are not satisfied or waived, the possibility that the anticipated benefits from the proposed merger cannot be fully realized, the possibility that costs or difficulties related to the integration of the companies will be greater than expected, as well as other relevant risks detailed in GSME’s filings with the Securities and Exchange Commission.

Additional information concerning these and other risk factors is contained in GSME’s most recent filings with the Securities and Exchange Commission (“SEC”). All subsequent written and oral forward-looking statements concerning GSME and Plastec, the contemplated transactions or other matters and attributable to GSME and Plastec or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. GSME and Plastec caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. GSME and Plastec do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

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CONTACT:
GSME Acquisition Partners I.
Eli D. Scher
Chief Executive Officer
eli@gsme-cp.com

INVESTOR RELATIONS:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606
aprior@equityny.com

Katherine Yao
Account Executive
kyao@equityny.com